                       ZUKERMAN GORE & BRANDEIS, LLP
                             900 THIRD AVENUE
                            NEW YORK, NY  10022
                              (212) 223-6700


                                May 14, 1996

Via EDGAR Transmission

Attn:  Filer Support
U.S. Securities and Exchange Commission
Mail Stop 0-12, Room 1414.
6432 General Green Way
Alexandria, VA  22312

                    Re:  Country Star Restaurants,
                         Inc. (the "Company");
                         Form 12b-25

Ladies and Gentlemen:

       On behalf of the Company, electronically transmitted herewith please find Form 12b-25, Notification of Late Filing of the Company's Form 10-QSB for the quarter ended March 31, 1996.

                                Very truly yours,


                                /s/ Clifford A. Brandeis
                                -------------------------------
                                Clifford A. Brandeis

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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check one)
  Form 10-K    Form 20-F    Form 11-K   X Form 10-Q    Form N-SAR

__          __           __            __            __


          For Period Ended MARCH 31, 1996
          __ Transition Report on Form 10-K
          __ Transition Report on Form 20-F
          __ Transition Report on Form 11-K
          __ Transition Report on Form 10-Q
          __ Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ____________________

          Read Instructions (on back page) Before Preparing Form,
                           Please Print or Type.
         Nothing in this form shall be construed to imply that the
         Commission has verified any information contained herein.

PART I--REGISTRANT INFORMATION

Full Name of Registrant: COUNTRY STAR RESTAURANTS, INC.

Address of Principal Executive Office (Street and Number):

11150 SANTA MONICA BOULEVARD, SUITE 650, LOS ANGELES, CA  90025

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25b, the following should be completed.  (Check box if
appropriate):        X
                   -----

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

     Since the Company changed its auditors subsequent to December 31, 1995, as previously disclosed in the Company's filings on Form 8-K with the Securities and Exchange Commission, the Company has not been able to compile the requisite financial data necessary to enable the Company to have sufficient time to complete the Company's financial statements by May 14, 1996, which is the required filing date for the Company's annual report on Form 10-QSB, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Peter R. Feinstein              (310)           268-2200
_____________________         ___________    __________________
       (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                   X  Yes     No
                                                  ---     ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     Yes   X  No
                                                  ---     ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Country Star Restaurants, Inc.
               ____________________________________________
               (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Dated:  May 14, 1996               COUNTRY STAR RESTAURANTS, INC.



                              By:  /s/ Peter R. Feinstein
                              __________________________________
                                   Peter R. Feinstein, Chief
                                     Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
     Intention misstatements or omissions of fact constitute
     Federal Criminal Violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange
Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.